ERIC M. HELLIGE

Partner

Direct Tel: 212-326-0846

Fax: 212-326-0806

ehellige@pryorcashman.com

January 31, 2024

Via Edgar

Ms. Ta Tanisha Meadows

Ms. Theresa Brillant

Mr. Nicholas Nalbantian

Mt. Donald Field

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SeqLL Inc.
Amendment No. 11 to Registration Statement on Form S-1 File No. 333-272908

Ladies and Gentlemen:

On behalf of our client, SeqLL Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Amendment No. 11 to the Registration Statement on Form S-1 of the Company (“Amendment No. 11”), marked to indicate changes from Amendment No. 10 to the Registration Statement on Form S-1 that was filed with the Securities and Exchange Commission (the “Commission”) on January 17, 2024.

Amendment No. 11 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated January 29, 2024 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 11. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 11 and to the prospectus included therein.

The Company has asked us to convey the following responses to the Staff:

Amendment No. 10 to Registration Statement on Form S-1, Filed January 17, 2024

Capitalization, page 40

1.	Given the change in the amount of the Merger Note, please tell us why the adjustment to Total Liabilities in the Capitalization Table did not change. Please also address this change in the dilution disclosures.

Response:	The change in the principal amount of the Merger Note was caused by a shift of $1,250,000 in the amount of cash proceeds from the offering that will be applied to the repayment of Lyneer and IDC indebtedness at the closing of the offering. To accommodate such change, the amount of the cash payment due to IDC at closing was increased by $1,250,000 and the amount of the Merger Note to be issued to IDC at closing was reduced by such amount, or from $20,000,000 to $18,750,000. The increase in the payable owed to IDC and Lyneer Management and the corresponding reduction in the principal amount of the Merger Note did not change the total amount of the indebtedness owed to IDC and Lyneer Management in connection with the Merger, which remained at $35 million, which is included in the “As Adjusted” column of the Capitalization table as set forth in footnote (1) to the Capitalization table on page 40 of Amendment No. 11. However, the reduction in the Merger Note would change the total liabilities on a pro forma as adjusted basis, and the Company has reduced the total liabilities by such amount under the column “Pro Forma As Adjusted” in the Capitalization table included in Amendment No. 11.

The Company previously reflected the revised Merger Note principle balance in the computations of net tangible book value as adjusted under the heading “Dilution” in Amendment No. 10 and believes no additional revisions were required in Amendment No. 11.

Securities and Exchange Commission

January 31, 2024

Lyneer Investments, LLC and Subsidiaries Financial Statements

Condensed Consolidated Balance Sheets, page F-2

2.	We read your response to comment 3. We note that the effectiveness of the amended forbearance agreement is conditioned, and is therefore not yet effective. We also note that the intended forbearance is until March 15, 2024. In light of the above, it appears that the related debt should be classified as a current liability on the consolidated balance sheet as of September 30, 2023. Refer to ASC 470-10-45-14. Please revise your financial statements accordingly or otherwise advise.

Response:	The Company notes the Staff’s comment related to the effectiveness of the amended forbearance agreement due to conditions precedent to effectiveness set forth in the agreement. However, as of January 30, 2024, the lenders have agreed that all such conditions precedent have been satisfied and, as a result, the waivers and forbearance set forth in such agreement are now effective.

However, notwithstanding such effectiveness, Lyneer has reclassified the joint and several indebtedness as current liabilities on the consolidated balance sheet as of September 30, 2023 included in Amendment No. 11 because it is probable Lyneer will not be in compliance with its debt covenants upon expiration of the amended forbearance agreement on March 15, 2024. In addition, given the uncertainties around Lyneer’s liquidity, Lyneer’s compliance with its covenants under its debt facilities and Lyneer’s ability to refinance or repay its existing debt obligations by March 15, 2024, Lyneer has reconsidered its ability to continue as a going concern and has concluded that there is substantial doubt about its ability to continue as a going concern for at least one year from the date of issuance of its consolidated financial statements. Disclosure of such conclusion has been added in the prospectus summary on page 6 of Amendment No. 11, in a separate risk factor on page 23 of Amendment No. 11 and under the Liquidity & Capital Resources section under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Lyneer” on page 54 of Amendment No. 11.

Note 3: Summary of Significant Accounting Policies

Liquidity, page F-7

3.	We note that you have concluded the company will be able to continue as a going concern for a period of at least twelve months based on the extended forbearance agreement. As this agreement is only until March 15, 2024, and is not yet effective, please tell us and disclose how substantial doubt about the entity's ability to continue as a going concern is alleviated. Additionally, please tell us how you determined it was probable that management's plans will be effectively implemented. Refer to ASC 205-40-50-6 through 10 and ASC 205-40-55-3.

Response:	As set forth in the Company’s response to the Staff’s comment number 2 above, given the uncertainties around Lyneer’s liquidity, Lyneer’s future compliance with its covenants under its debt facilities and Lyneer’s ability to refinance or repay its existing debt obligations by March 15, 2024, Lyneer has reconsidered its ability to continue as a going concern and has concluded that there is substantial doubt about its ability to continue as a going concern for at least one year from the date of issuance of its consolidated financial statements. Additional disclosure regarding such determination has been included in Amendment No. 11 as set forth in the response to comment number 2 above. As a result, the Company respectfully believe no additional disclosure is required in response to this comment.

Securities and Exchange Commission

January 31, 2024

4.	Please revise here to clarify that the effectiveness of the forbearance agreement is conditioned, and therefore the agreement is not yet effective and the existing events of default have not yet been waived.

Response:	As set forth in the Company’s response to the Staff’s comment number 2 above, as of January 30, 2024, the lenders have agreed that all conditions precedent to the effectiveness of the waiver and forbearance in the forbearance agreement have been satisfied and, as a result, the waivers and forbearance set forth in such agreement are now effective. As a result, the Company respectfully believe no additional disclosure is required in response to this comment.

Note 16: Subsequent Events, page F-21

5.	Please remove the pro forma balance sheet from the notes to the financial statements pursuant to Rule 11-02(a)(12)(i).

Response:	As requested by the Staff, Lyneer has removed the pro forma balance sheet from Note 16. Subsequent Events in Lyneer’s unaudited financial statements for the nine months ended September 30, 2023 included in Amendment No. 11.

*       *       *

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 11 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Daniel Jones
SeqLL Inc.